EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

To:	To:

The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

Immediate Supplementary Report - Entropy and Elliott’s Inquiries of February 6, 2018

Further to the Company’s immediate reports of January 17, 2018, January 28, 2018, and January 30, 2018, regarding the applications of Elliott Advisors (UK) Limited (“Elliott”) and Entropy Corporate Governance Consulting Ltd. (“Entropy”) to Mr. David Granot, acting chairman of the Board of Directors, and regarding the response of the acting chairman of the Board of Directors to Elliott, the Company reports that on February 6, 2018, the acting chairman of the Board of Directors also sent a reply to Entropy. Concurrently with his response, Mr. Granot received additional letters from Entropy (which noted that it had been approached, separately, by a number of institutional entities holding an estimated aggregate of 6.5% of the Company’s share capital), and from Elliott.

In their letters, such entities expressed their opinion, inter alia, that the Company must act to restructure the composition of the Board of Directors and the manner in which they believed it was necessary to act, as soon as possible.

The acting chairman of the Board of Directors is studying the letters.

For the sake of good order, it is clarified that with respect to additional correspondence with shareholders or parties on their behalf in these matters, no additional reports will be submitted unless they involve significant developments.

The above information constitutes a translation of an excerpt of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

For the sake of good order, Internet Gold-Golden Lines Ltd. hereby clarifies that in case the above issues shall be examined, it will be, inter alia, examined under the scope of the sole control permits granted to the Company (as well as other companies within the Eurocom group) as well as the Israeli Communication law.